UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-19227

ZEGARELLI GROUP INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

80679 CAMINO SANTA ELISE
INDIO, CALIFORNIA 91352
(760) 345-9205
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b((2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Common Stock: 272

Pursuant to the requirements of the Securities Exchange Act of 1934 Zegarelli Group International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 30, 2008	By:	/s/ Alfred E. Booth
Alfred E. Booth
President and Chief Executive Officer